FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         STMicroelectronics' Second Quarter 2001 Operating and Financial Review and Prospects.

                             STMicroelectronics N.V.
                  CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
              (in millions of U.S. dollars, except per share data)


                                                         Three Months Ended                  Six Months Ended
                                                         ------------------                  ----------------
                                                 June 30, 2001(1)    July 1, 2000     June 30, 2001(1)    July 1, 2000
                                                 ----------------    ------------     ----------------    ------------
Net sales ........................................  $   1,575.1       $   1,868.5       $   3,481.1       $   3,562.2

Other revenues ...................................         12.1               8.8              27.2              17.3
                                                    -----------       -----------       -----------       -----------
      Net revenues ...............................      1,587.2           1,877.3           3,508.3           3,579.5

Cost of sales ....................................     (1,054.6)         (1,001.6)         (2,119.9)         (1,986.7)
                                                    -----------       -----------       -----------       -----------
      Gross profit ...............................        532.6             875.7           1,388.4           1,592.8

Selling, general and administrative ..............       (180.2)           (177.1)           (356.9)           (336.6)

Research and development (2) .....................       (255.7)           (245.1)           (527.8)           (480.2)

Other income and expenses (2) ....................         22.7             (37.7)             28.0             (68.2)

Impairment and restructuring charges .............       (311.3)              0.0            (311.3)              0.0
                                                    -----------       -----------       -----------       -----------
Total operating expenses .........................       (724.5)           (459.9)         (1,168.0)           (885.0)
                                                    -----------       -----------       -----------       -----------
      Operating income (loss) ....................       (191.9)            415.8             220.4             707.8

Net interest income (expense) ....................          0.5              14.0               3.5              30.4
                                                    -----------       -----------       -----------       -----------
      Income  (loss)  before  income taxes
      and minority interests .....................       (191.4)            429.8             223.9             738.2

Income tax expense ...............................         28.6             (92.7)            (45.6)           (162.1)
                                                    -----------       -----------       -----------       -----------
      Income (loss) before minority interests ....       (162.8)            337.1             178.3             576.1

Minority interests ...............................         (1.7)             (0.6)             (2.0)             (1.2)
                                                    -----------       -----------       -----------       -----------
      Net income (loss) ..........................  $    (164.5)      $     336.5       $     176.3       $     574.9
                                                    ===========       ===========       ===========       ===========

      Earnings (loss) per share (basic)(3) .......  $     (0.18)      $      0.38       $      0.20       $      0.65
                                                    ===========       ===========       ===========       ===========

      Earnings (loss) per share (diluted)(3) .....  $     (0.18)      $      0.37       $      0.20       $      0.63
                                                    ===========       ===========       ===========       ===========
      Number of weighted  average  shares
      used in  calculating  diluted
      earnings  per share ........................        894.5             934.5             907.8             934.0

----------------------
(1) Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and goodwill amortization. Our reported research and development expenses do not include marketing, design center, process engineering, pre-production or industrialization costs.
(3) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000. See Note 11 to the Interim Consolidated Financial Statements.

                             STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEETS
                          (in millions of U.S. dollars)

                                                                As at June 30, 2001     As at December 31, 2000
                                                                -------------------     -----------------------
                                                                    (unaudited)                (audited)
ASSETS
Current assets:
Cash and cash equivalents............................                $  1,402.8                $ 2,295.7
Marketable securities................................                     792.1                     35.2
Trade accounts and notes receivable..................                   1,106.3                  1,496.4
Inventories..........................................                     905.5                    876.5
Other receivables and current assets.................                     569.9                    554.0
                                                                     ----------               ----------
      Total current assets...........................                   4,776.6                  5,257.8
Intangible assets, net...............................                     224.4                    286.1
Property, plant and equipment, net...................                   6,125.7                  6,201.1
Investments and other non-current assets.............                     146.3                    135.5
                                                                     ----------               ----------
                                                                        6,496.4                  6,622.7
                                                                     ----------               ----------
      Total assets...................................                $ 11,273.0               $ 11,880.5
                                                                     ==========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts......................................                   $  38.1                  $  35.6
Current portion of long-term debt....................                     113.3                    106.0
Trade accounts and notes payable.....................                   1,184.8                  1,745.6
Other payables and accrued liabilities...............                     513.5                    509.2
Accrued and deferred income tax......................                     361.5                    299.6
                                                                     ----------               ----------
      Total current liabilities......................                   2,211.2                  2,696.0
Long-term debt.......................................                   2,573.8                  2,700.5
Reserves for pension and termination indemnities.....                     110.1                    110.2
Other non-current liabilities........................                     185.9                    216.2
                                                                     ----------               ----------
                                                                        2,869.8                  3,026.9
                                                                     ----------               ----------
      Total liabilities..............................                   5,081.0                  5,722.9
COMMITMENT AND CONTINGENCIES
      Minority interests.............................                      35.0                     33.0
      Capital stock..................................                   1,141.4                  1,133.7
      Capital surplus................................                   1,817.5                  1,689.8
      Accumulated result.............................                   4,117.9                  3,977.3
      Accumulated other comprehensive income.........                    (919.8)                  (676.2)
                                                                     ----------               ----------
       Shareholders' equity..........................                   6,157.0                  6,124.6
                                                                     ----------               ----------
      Total liabilities and shareholders' equity.....                $ 11,273.0               $ 11,880.5
                                                                     ==========               ==========

                             STMicroelectronics N.V.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                          (in millions of U.S. dollars)

                                                                      Six Months Ended
                                                                      ----------------
                                                              June 30, 2001     July 1, 2000
                                                              -------------     ------------
Cash flows from operating activities:
Net income ..............................................     $    176.3        $    574.9
Add (deduct) non-cash items:
       Depreciation and amortization ....................          650.3             495.0
       Amortization of discount on convertible debt .....           39.4              10.7
       Impairment and restructuring charges .............          311.3               0.0
       Other non-cash items..............................            5.3               3.1
       Minority interest in net income of subsidiaries ..            2.0               1.2
       Deferred taxes ...................................          (61.9)            (28.1)
Change in assets and liabilities:
       Trade receivables ................................          353.8            (368.3)
       Inventories ......................................          (73.9)            (54.7)
       Trade payables ...................................         (225.5)            148.6
       Other assets and liabilities, net ................           72.4              93.2
                                                              ----------        ----------
      Net cash from operating activities ................        1,249.5             875.6
                                                              ----------        ----------
Cash flows from investing activities:
Payments for purchases of tangible assets ...............       (1,227.1)         (1,430.6)
Other investing activities ..............................         (108.9)            (58.4)
Investment in marketable securities .....................         (757.6)           (826.0)
                                                              ----------        ----------
      Net cash used in investing activities .............       (2,093.6)         (2,315.0)
                                                              ----------        ----------
Cash flows from financing activities:
Proceeds from issuance of long-term debt ................          174.4             193.6
Repayment of long-term debt .............................         (196.1)           (223.9)
Increase (decrease) in short term facilities ............           (0.4)             52.6
Capital increase ........................................           23.7               7.9
Dividend paid ...........................................          (35.8)            (26.6)
      Net cash from (used in) financing activities ......          (34.2)              3.6
                                                              ----------        ----------
Effect of changes in exchange rates .....................          (14.6)             (7.2)
      Net cash decrease .................................         (892.9)         (1,443.0)
                                                              ----------        ----------
Cash and cash equivalents at beginning of period ........     $  2,295.7        $  1,823.1
                                                              ==========        ==========
Cash and cash equivalents at end of period ..............     $  1,402.8        $    380.1
                                                              ==========        ==========

                             STMicroelectronics N.V.

               Notes to Interim Consolidated Financial Statements

1) The accompanying interim consolidated financial statements of STMicroelectronics N.V. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied for the year ended December 31, 2000. The interim financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

2) Certain prior year amounts have been reclassified to conform with the current year presentation. The interim financial statements should be read in conjunction with the financial statements incorporated by reference into the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

3) As approved by the annual general meeting of shareholders on April 25, 2001, the Company paid an annual cash dividend of $0.04 per share, totaling $35.8 million. The creation of a new five-year management and selected employee stock option plan was also approved at the annual general meeting of shareholders that provides for the granting of up to a maximum of 60 million shares.

4) In May 2001, a total of 580,817 shares were issued to participating employees worldwide under the employee stock purchase plan at $32.32 per share, representing a 15% discount to the then-current market price.

5) In the second quarter of 2001, the Company recorded an impairment and restructuring charge of $311.3 million. This charge includes an impairment loss of (i) $151.4 million associated with tangible assets at the Company's fabrication sites; (ii) $97.3 million related to purchased technologies and goodwill on previous acquisitions; and (iii) $22.3 million for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company has revised its production forecasts and foresees an under-utilization in the capacities of certain 150 mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets. Additionally, the total impairment and restructuring charge included $40.3 million related to the closure of the Ottawa, Canada, facility.

6) The Company recorded a special excess inventory charge of $70.7 million in cost of sales in the second quarter of 2001. This charge was due to an expected reduction in current sales and in future sales forecasts because of cancellations in customers' order backlog that resulted in excess quantities of work-in-process and finished goods inventory.

7) In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in fiscal years after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and the measure of those instruments at fair value. During the first quarter 2001, the Company adopted FAS 133 and determined that the statement did not have a material impact on its consolidated results of operations, financial position or financial disclosure. The Company does not utilize any derivative instruments that qualify as hedging instruments under FAS 133. However, the Company does enter into foreign exchange forward contracts and currency options to neutralize its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company's subsidiaries.

8) All share and per-share amounts in the accompanying consolidated financial statements have been restated to reflect the three-for-one stock split effected in May 2000.

9)       Inventories consist of the following:

         In millions of U.S. Dollars       June 30, 2001    December 31, 2000
                                           -------------    ------------------
                                            (unaudited)         (audited)
         Raw materials...................     $   67.6          $    88.5
         Work-in-process.................        634.2              588.3
         Finished products...............        203.7              199.7
                                              --------          ---------
                Total....................     $  905.5          $   876.5
                                              ========          =========

         The Company experienced a significant amount of end-of-period order push-outs and cancellations, reflecting accelerated weakness in certain of its end markets, particularly telecom and computer peripherals. As a result, the Company has incurred a second quarter excess inventory pre-tax charge of $ 70.7 million.

10)      Long-term debt consists of the following:

         In millions of U.S. Dollars                     June 30, 2001    December 31, 2000
                                                         -------------    -----------------
                                                          (unaudited)        (audited)
         STMicroelectronics SA (France)
         o    5.07% bank loan due 2006..................  $    33.3          $    35.5
         o    5.07% bank loan due 2006..................       33.3               35.5
         o    4.94% other bank loans....................      103.2              128.6
         STMicroelectronics s.r.l. (Italy)
         o    5.68% bank loan due 2002..................       23.5               32.9
         o    5.35% bank loan due 2006..................       23.8               27.5
         o    3.92% other bank loans....................       47.2               58.0
         STMicroelectronics N.V. (Netherlands)
         o    1.75% Liquid Yield Option Notes due 2008..          0              112.5
         o    2.44% Liquid Yield Option Notes due 2009..      752.3              743.4
         o    3.75% Convertible Bonds due 2010..........    1,514.6            1,486.7
         STMicroelectronics (other countries)
         o    5.48% other bank loans....................      155.9              145.9
                                                          ---------          ---------
         Total long-term debt...........................    2,687.1            2,806.5
         Less current portion...........................      113.3              106.0
                                                          ---------          ---------
         Total long-term debt, less current portion.....  $ 2,573.8          $ 2,700.5
                                                          =========          =========

11) Basic Earnings Per Share ("EPS") is calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt.

         In millions of U.S. Dollars, except
         per share data                                    Three months ended                 Six months ended
                                                     ------------------------------    -----------------------------
                                                     June 30, 2001     July 1, 2000    June 30, 2001    July 1, 2000
                                                     -------------     ------------    -------------    ------------
                                                      (unaudited)       (unaudited)     (unaudited)      (unaudited)
         Basic EPS:
         Net income .............................        (164.5)           336.5            176.3            574.9
         Weighted average shares outstanding ....         894.5            887.0            892.3            882.6
         EPS (basic) ............................         (0.18)            0.38             0.20             0.65
         Diluted EPS:
         Net income .............................        (164.5)           336.5            176.3            574.9
         Interest expense on convertible
         debt, net of tax .......................          --                5.3              0.9             11.1
         Net income, adjusted ...................        (164.5)           341.8            177.2            586.0
         Weighted average shares outstanding ....         894.5            887.0            892.3            882.6
         Dilutive effect of stock options .......          --               14.7             10.1             14.7
         Dilutive effect of convertible debt ....          --               32.8              5.4             36.7
         Number of shares used in
         calculating EPS ........................         894.5            934.5            907.8            934.0
         EPS (diluted) ..........................         (0.18)            0.37             0.20             0.63

                  Operating and Financial Review and Prospects

Results of Operations

         Business Outlook

         The semiconductor industry experienced very difficult business conditions in the first half of 2001 as the downward trend, which began in the fourth quarter of 2000 and continued in the first quarter of 2001, accelerated further in the second quarter of 2001. According to trade association data for the first six months of 2001, worldwide sales of semiconductor products (the total available market or "TAM") and the estimated market for products produced by us (the serviceable available market, or "SAM", which consists of the TAM without DRAMs and opto-electronic products), decreased by approximately 18.3% and approximately 14.3%, respectively, compared to the first six months of 2000 and decreased sequentially approximately 28.4% and 24.7%, respectively. In 2000, the TAM was $204.4 billion, while the SAM was $165.7 billion. During the second quarter of 2001, the semiconductor industry experienced a decline in revenues in excess of earlier forecasts, estimated at a 30.7% decrease versus the second quarter of 2000 and 19.5% sequentially.

          Our net revenues decreased by 2.0%, from $3,579.5 million in the first half of 2000 to $3,508.3 million in the first half of 2001. Our net revenues for the second quarter of 2001 were $1,587.2 million, a 15.5% decrease compared to the second quarter of 2000 and a 17.4% decline compared to the first quarter of 2001.

         Based on trade association data both for the first half of 2001 and for the second quarter of 2001, we gained market share against both the TAM and the SAM compared to the first half of 2000 and to the second quarter of 2000.

         The current industry downturn has been marked by unprecedented poor visibility due to the low level of backlog and trend to order cancellations and order delays. We also experienced a significant number of end-of-period order delays and cancellations, in particular at the end of the second quarter. From late 1998 through the end of 2000, our backlog increased steadily reaching in 2000 record incoming order rates and backlog levels. However, due to the deterioration of the semiconductor industry recorded during the second quarter of 2001, our backlog at the end of June 2001 declined significantly in comparison to the end of December 2000.

         In response to the deteriorating industry conditions, we have taken actions that are designed to further enhance our competitive position, both over the short- and medium-term, as well as the longer term, and that are in keeping with our overall strategic direction.

         We have implemented a hiring freeze and have taken company-wide measures to reduce selling, general and administrative expenditures. Indeed, headcount has been reduced by approximately 1,500 people since the beginning of the year as a result of attrition. Additionally, we have initiated short-term, temporary plant shutdowns at certain of our 150 mm wafer fabs.

         At the end of the second quarter, we took further actions to better align our existing resources with changing market conditions. Consequently, we recorded an impairment and restructuring charge of $311.3 million pre-tax, primarily comprised of asset impairment charges relating to certain of our 150 mm wafer fabs and goodwill. This amount includes the $40.3 million charge relating to the closure of our Ottawa manufacturing facilities.

         Order delays and cancellations resulted in a second quarter inventory charge of $70.7 million pre-tax, which resulted in a gross profit margin of 33.6% for the quarter. Excluding the effect of this special charge, gross profit margin for the second quarter of 2001 was 38.0%. In the second quarter of 2000, the gross profit margin was 46.6%.

         There can be no assurance that we will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for us. We estimate that the market correction, which began abruptly with a sharp inventory adjustment in the fourth quarter of 2000, is likely to continue through much of 2001. Its duration is closely tied to macroeconomic conditions, particularly in the United States and Japan, as well as to industry-specific issues such as overcapacity and excess inventory levels.

         In that context, and based upon information available to us to date, we expect the market to bottom out in the third quarter of 2001 and we expect our revenues for that period to decline compared to the second quarter 2001. Gross margin for the third quarter of 2001 will decrease as well, reflecting continued price pressure and lower plant utilization rates. In the fourth quarter of 2001, we expect our revenues and gross margin to improve on a sequential basis. This projection assumes inventory work-downs in several of our key end markets, but continued pricing pressures affecting certain product families due to industry overcapacity. Additionally, we could see improved operating profitability resulting from cost reduction programs implemented earlier in the year.

         Our management is continuing to assess and evaluate our resources, headcount, operating expenses and physical assets within the context of the projected timing of an industry recovery. With future market conditions difficult to project, our strategy is to take those actions necessary to ensure our competitive position in terms of products, strategic and key customer relationships and worldwide manufacturing efficiency.

         At the same time, we are moving forward with our System-on-Chip solutions, which give us significant leadership advantages as the convergence of technologies and applications continues to evolve. The strength of our balance sheet provides us with important flexibility. Additionally, we have the leading-edge manufacturing infrastructure in place necessary to respond effectively to developing market requirements.

         Other Developments

         As approved by the annual general meeting of shareholders, on April 25, 2001 we paid an annual cash dividend of $0.04 per share to shareholders of record as of April 27, 2001, an increase from the $0.03 per share paid in 2000. All share and per-share amounts in this report have been restated to reflect the three-for-one stock split effected in May 2000 and the two-for-one stock split effected in June 1999.

         Some of the above statements contained in this "Business Outlook" and in the rest of this document are forward looking statements that involve a number of risks and uncertainties. In addition to factors discussed herein, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments, international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in our SEC filings, including in our Annual Report on Form 20-F filed on May 15, 2001, could have a material adverse effect on our business or financial condition.

           The table below sets forth information on our net revenues by product group and by geographic region:

                                                      Three Months Ended                  Six Months Ended
                                                      ------------------                  ----------------
                                                 June 30, 2001    July 1, 2000      June 30, 2001      July 1, 2000
                                                 -------------    ------------      -------------      ------------
Net Revenues by Product Group:                                             (in millions)
Telecom, Peripheral & Automotive..............      $   735.4       $   835.6            1,635.7         $ 1,601.5
Discrete and Standard ICs.....................          241.6           304.4              516.3             577.5
Memory Products...............................          350.2           357.2              823.5             666.6
Consumer & Microcontrollers...................          232.2           355.2              471.2             685.4
New Ventures Group and Others(1)..............           27.8            24.9               61.6              48.5
                                                    ---------       ---------          ---------         ---------
      Total...................................      $ 1,587.2       $ 1,877.3          $ 3,508.3         $ 3,579.5
                                                    =========       =========          =========         =========
Net Revenues by Geographic Region:(2)
Europe........................................      $   570.2       $   628.1          $ 1,313.1         $ 1,247.8
Americas......................................          290.2           448.6              632.5             852.4
Asia Pacific..................................          530.2           621.9            1,157.9           1,166.5
Japan.........................................          110.8           101.1              218.2             181.9
Emerging Markets(2)...........................           85.8            77.6              186.6             130.9
                                                    ---------       ---------          ---------         ---------
Total.........................................      $ 1,587.2       $ 1,877.3          $ 3,508.3         $ 3,579.5
                                                    =========       =========          =========         =========

---------------
(1) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.
(2) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. In the fourth quarter of 2000, Region Five changed its name to become the Emerging Markets region.

     The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

                                                      Three Months Ended                  Six Months Ended
                                                      ------------------                  ----------------
                                               June 30, 2001     July 1, 2000     June 30, 2001     July 1, 2000
                                               -------------     ------------     -------------     ------------
Net sales .................................        99.2%             99.5%             99.2%             99.5%
Other revenues ............................         0.8               0.5               0.8               0.5
Net revenues ..............................       100.0             100.0             100.0             100.0
Cost of sales .............................       (66.4)            (53.4)            (60.4)            (55.5)
                                                  -----             -----             -----             -----
Gross profit ..............................        33.6              46.6              39.6              44.5
                                                  -----             -----             -----             -----
Operating expenses:
Selling, general and administrative .......       (11.4)             (9.4)            (10.2)             (9.4)
Research and development ..................       (16.1)            (13.1)            (15.0)            (13.4)
Other income and expenses .................         1.4              (2.0)              0.8              (1.9)
Impairment and restructuring charges ......       (19.6)              0.0              (8.9)              0.0
                                                  -----             -----             -----             -----
Total operating expenses ..................       (45.7)            (24.5)            (33.3)            (24.7)
                                                  -----             -----             -----             -----
Operating income (loss) ...................       (12.1)             22.1               6.3              19.8
Net interest income (expense) .............        --                 0.8               0.1               0.8
                                                  -----             -----             -----             -----
Income (loss) before income taxes and
minority interests ........................       (12.1)             22.9               6.4              20.6
Income tax expense ........................         1.8              (4.9)             (1.3)             (4.5)
                                                  -----             -----             -----             -----
Income (loss) before minority interests ...       (10.3)             18.0               5.1              16.1
Minority interests ........................        (0.1)             (0.1)             (0.1)             --
                                                  -----             -----             -----             -----
Net income (loss) .........................       (10.4)%            17.9%              5.0%             16.1%
                                                  =====             =====             =====             =====

         The following table sets forth information from our income statement, excluding the effect of the excess inventory charge, the impairment and restructuring charges and the related income tax effect:

Pro forma statement of income                         (Unaudited)                       (Unaudited)
                                                  Three Months Ended                  Six Months Ended
                                                  ------------------                  ----------------
                                            June 30, 2001    July 1, 2000      June 30, 2001    July 1, 2000
                                            -------------    ------------      -------------    ------------
                                                             (in millions, except share data)
Net revenues ............................    $  1,587.2       $  1,877.3        $  3,508.3       $  3,579.5
Cost of sales ...........................        (983.9)        (1,001.6)         (2,049.2)        (1,986.7)
                                             ----------       ----------        ----------       ----------
Gross profit ............................         603.3            875.7           1,459.1          1,592.8
Operating expenses:
Selling, general and administrative .....        (180.2)          (177.1)           (356.9)          (336.6)
Research and development ................        (255.7)          (245.1)           (527.8)          (480.2)
Other income and expenses ...............          22.7            (37.7)             28.0            (68.2)
Impairment and restructuring charges ....           0.0              0.0               0.0              0.0
                                             ----------       ----------        ----------       ----------
Total operating expenses ................        (413.2)          (459.9)           (856.7)          (885.0)
                                             ----------       ----------        ----------       ----------
Operating income (loss) .................         190.1            415.8             602.4            707.8
Net interest income (expense) ...........           0.4             14.0               3.5             30.4
Income (loss) before income taxes and
minority interests ......................         190.5            429.8             605.9            738.2
Income tax expense ......................         (34.4)           (92.7)           (108.6)          (162.1)
                                             ----------       ----------        ----------       ----------
Income (loss) before minority interests .         156.1            337.1             497.3            576.1
Minority interests ......................          (1.6)            (0.6)             (2.0)            (1.2)
                                             ----------       ----------        ----------       ----------
Net income (loss) .......................    $    154.5       $    336.5        $    495.3       $    574.9
                                             ==========       ==========        ==========       ==========

Earnings Per Share (Basic)(1) ...........    $     0.17       $     0.38        $     0.56       $     0.65
Earnings Per Share (Diluted)(1) .........    $     0.17       $     0.37        $     0.54       $     0.63

Number of weighted average shares used in
calculating diluted earnings per share(1)         907.8            934.5             931.9            934.0

------------
(1) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

         The pro forma amounts have been adjusted to eliminate the following:

                                                       (Unaudited)                         (Unaudited)
                                                   Three Months Ended                   Three Months Ended
                                                   ------------------                   ------------------
                                            June 30, 2001    July 1, 2000      June 30, 2001    July 1, 2000
                                            -------------    ------------      -------------    ------------
                                                                     (in millions)
Excess inventory charge..................      $  70.7            --             $   70.7            --
Impairment and restructuring charges.....         311.3           --                311.3            --
Income tax effect........................        (63.0)           --               (63.0)            --
Total....................................      $  319.0           --             $  319.0            --

         Second Quarter 2001 vs. Second Quarter 2000

         During the second quarter of 2001, the semiconductor industry experienced a decline in revenues in excess of earlier forecasts, estimated at a 30.7% decrease versus the second quarter of 2000 and 19.5% sequentially. Our revenues have been affected by the strong negative market correction that is currently taking place. On a comparative basis with the second quarter of 2000, our second quarter 2001 revenues recorded a 15.5% decrease, and a 17.4% decrease compared to the first quarter of 2001.

         Net revenues. Net sales declined 15.7%, from $1,868.5 million in the second quarter of 2000 to $1,575.1 million in the second quarter of 2001. In comparison with the second quarter 2000, second quarter 2001 sales decreased due to the strong decline in volumes and a negative price impact. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased from $8.8 million in the second quarter of 2000 to $12.1 million in the second quarter of 2001 due primarily to an increase in co-development contract services and other miscellaneous revenues. Net revenues declined 15.5%, from $1,877.3 million in the second quarter of 2000 to $1,587.2 million in the second quarter of 2001.

         The Telecom, Peripheral & Automotive Groups' net revenues decreased by 12.0% primarily as a result of lower sales of data storage, wireless and wireline products. The Discrete and Standard ICs Group's net revenues decreased 20.6% due to volume decreases in standard commodities and discrete products. Net revenues of the Memory Products Group decreased slightly by 2.0% as a result of the strong decrease in EEPROM partially offset by a strong increase in Flash products. The Consumer & Microcontrollers Groups' net revenues decreased by 34.6% mainly due to a strong decline in sales volumes of digital consumer products.

         Gross profit. Our gross profit decreased by 39.2%, from $875.7 million in the second quarter of 2000 to $532.6 million in the second quarter of 2001. As a percentage of net revenues, gross profit decreased from 46.6% in the second quarter of 2000 to 33.6% in the second quarter of 2001. This decline was mainly due to an excess inventory charge for $70.7 million, under-utilization of our 150 mm wafer fabs and abrupt pricing changes affecting certain product families. The impact of changes in exchange rates on gross profit in the second quarter of 2001 compared to the second quarter of 2000 was estimated to be marginally favorable since the appreciation of the U.S. dollar versus the euro generated an unfavorable impact on net revenues more than offset by a favorable impact on the cost of sales. See "Impact of Changes in Exchange Rates".

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 1.8%, from $177.1 million in the second quarter of 2000 to $180.2 million in the second quarter of 2001 due primarily to an additional bad debt provision of approximately $14 million and to increased efforts in the area of information technology. As a percentage of net revenues, selling, general and administrative expenses increased from 9.4% in the second quarter of 2000 to 11.4% in the second quarter of 2001.

         Research and development expenses. Research and development expenses increased 4.3%, from $245.1 million in the second quarter of 2000 to $255.7 million in the second quarter of 2001. We continued to invest heavily in research and development and plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 13.1% in the second quarter of 2000 to 16.1% in the second quarter of 2001.

         Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the second quarter of 2001, the net effect of these items resulted in income of $22.7 million compared to expense of $37.7 million in the second quarter of 2000. This increase in income resulted primarily from a decrease in the cost of new plant start-ups, a $12.5 million investment gain, an additional gain from the sale of certain marketable securities previously held in accumulated other comprehensive income, and additional research and development funding for certain research and development programs.

         Impairment and restructuring charges. In the second quarter of 2001, we recorded an impairment and restructuring charge of $311.3 million. This charge includes an impairment loss of (i) $151.4 million associated with tangible assets at the Company's fabrication sites; (ii) $97.3 million related to purchased technologies and goodwill on previous acquisitions; and (iii) $22.3 million for financial assets with an other than temporary decline in value. The total impairment and restructuring charge included $40.3 million related to the closure of the Ottawa, Canada, facility.

         Operating income (loss). Our operating income decreased from a profit of $415.8 million in the second quarter of 2000 to a loss of $191.9 million in the second quarter of 2001, primarily as a result of the impairment and restructuring charges, the significant decrease of net revenues, and the impact of the excess inventory charge. The impact of changes in exchange rates on operating income in the second quarter of 2001 compared to the second quarter of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on operating expenses. See "Impact of Changes in Exchange Rates".

         On a pro forma basis, excluding adjustments described above, the operating income was $190.1 million decreasing from $415.8 million in the second quarter of 2000.

         Net interest income (expense). Net interest income decreased from $14.0 million in the second quarter of 2000 to $0.5 million in the second quarter of 2001 as a result of the increase in long term debt following the convertible debt offering in November 2000.

         Income tax expense. Income tax expense was $92.7 million in the second quarter of 2000 compared to an income tax net revenue of $28.6 million in the second quarter of 2001, as a result of the loss before income taxes and minority interests.

         Net income (loss). Net result for the second quarter of 2001 is a loss of $164.5 million vs. last year's second quarter profit of $336.5 million and the $340.8 million reported for the first quarter of 2001. Diluted loss per share for the 2001 second quarter was $0.18, compared to earnings of $0.38 for the corresponding 2000 period and $0.38 for the prior quarter. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split effected in May 2000.

         On a pro forma basis, excluding adjustments described above, the second quarter 2001 showed a profit of $154.5 million, a decrease from $336.5 million for the second quarter 2000.

         First Half 2001 vs First Half 2000

         During the first half of 2001, the semiconductor industry accelerated the decline already registered during the fourth quarter of 2000. Based on preliminary trade association data for the first half of 2001, the TAM and the SAM decreased by 18.3% and 14.3%, respectively, compared to the first half of 2000. Our net revenues were negatively impacted by the difficult market conditions.

         Net revenues. Net sales decreased 2.3%, from $3,562.2 million in the first half of 2000 to $3,481.1 million in the first half of 2001. In comparison with first half 2000, the first half 2001 sales decrease was mainly due to lower volume and price impacts. Other revenues consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income increased from $17.3 million in the first half of 2000 to $27.2 million in the first half of 2001. Net revenues decreased by 2.0%, from $3,579.5 million in the first half of 2000 to $3,508.3 million in the first half of 2001. The Telecommunications, Peripherals & Automotive Groups' net revenues increased by 2.1% compared with the first half of 2000 primarily as a result of higher sales of printer and wireless products partially offset by a decrease in data storage products. The Discrete and Standard ICs Group's net revenues decreased by 10.6% mainly due to volume decreases in standard commodities products. Net revenues of the Memory Products Group increased by 23.5% as a result of strong volume increase mainly in flash memories and smartcards products. The Consumer & Microcontrollers Groups' net revenues decreased by 31.3 % due to a strong decline in sales of digital consumer and TV analog products.

         Gross profit. Gross profit decreased 12.8%, from $1,592.8 million in the first half of 2000 to $1,388.4 million in the first half of 2001. As a percentage of net revenues, gross profit decreased to 39.6% in the first half of 2001 compared to 44.5% in the first half of 2000. This decline was mainly due to an increase in cost of sales from $1,986.7 million in the first half of 2000 to $2,119.9 million in the first half of 2001, principally due to (i) the under-utilization of several wafer fabs, (ii) the increased depreciation associated with new capital investments, (iii) an excess inventory charge for $70.7 million, and (iv) price declines in certain product families. The impact of changes in exchange rates on gross profit in the second half of 2001 compared to the second half of 2000 was estimated to be marginally favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on the cost of sales partly compensated by an unfavorable impact on net revenues. See "Impact of Changes in Exchange Rates".

         Selling, general and administrative expenses. Selling, general and administrative expenses increased by 6.0 %, from $336.6 million in the first half of 2000 to $356.9 million in the first half of 2001 due primarily to increased efforts in the marketing and information technology areas, and an additional bad debt provision of approximately $14 million. As a percentage of net revenues, selling, general and administrative expenses increased from 9.4% in the first half of 2000 to 10.2 % in the first half of 2001.

         Research and development expenses. Research and development expenses increased by 9.9%, from $480.2 million in the first half of 2000 to $527.8 million in the first half of 2001. We continued to invest heavily in research and development and plans to continue increasing its research and development staff so as to increase research and development activities. Our reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 13.4% in the first half of 2000 to 15.0% in the first half of 2001.

         Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the first half of 2000, the net effect of these items resulted in expenses of $68.2 million compared to income of $28.0 million in the first half of 2001. This increase in income resulted primarily from a decrease in the cost of new plant start-ups, a $12.5 million investment gain, an additional gain from the sale of certain marketable securities previously held in accumulated other comprehensive income, and additional research and development funding for certain research and development programs.

         Impairment and restructuring charges. In the second quarter of 2001, we recorded an impairment and restructuring charge of $311.3 million.

         Operating income. Operating income decreased 68.9%, from $707.8 million in the first half of 2000 to $220.4 million in the first half of 2001, primarily as a result of the impairment and restructuring charges, the significant decrease of net revenues, and the impact of excess inventory charge. The impact of changes in exchange rates on operating income in the first half of 2001 compared to the first half of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on operating expenses. See "Impact of Changes in Exchange Rates".

         On a pro forma basis, excluding adjustments described above, the operating income in the first half of 2001 was $602.4 million decreasing from $707.8 million in the first half of 2000.

         Net interest income (expense). Net interest income decreased from $30.4 million in the first half of 2000 to $3.5 million in the first half of 2001 as a result of the increase in long term debt following the convertible debt offering in November 2000.

         Income tax expense. Income tax expense decreased from $162.1 million in the first half of 2000 to $45.6 million in the first half of 2001, as a result of the decrease in income before income taxes and minority interests. The effective tax rate marginally decreased from 22.0% in the first half of 2000 to 20.4% in the first half of 2001. The favorable 2001 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2001, the effective tax rate could increase in the coming years.

         Net income. Net income for the first half of 2001 was $176.3 million, 69.3% below last year's first half level of $574.9 million. Diluted earnings per share for the first half of 2001 was $0.20, a 68.3% decrease compared to $0.63 for the corresponding 2000 period. All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split in May 2000.

         On a pro forma basis, excluding adjustments described above, net income for the first half of 2001 was $495.3 million decreasing from the $574.9 million of the first half of 2000.

Impact of Changes in Exchange Rates

         Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

         Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

         Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability.

         Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

         Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell currencies forward to cover currency risk in obligations or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Liquidity and Capital Resources

         We had a negative net financial position (total debt, net of cash, cash equivalents and marketable securities) at June 30, 2001 of $530.3 million compared to a negative net financial position of $511.2 million at December 31, 2000. Cash and cash equivalents and marketable securities totaled $2,194.9 million at June 30, 2001 compared to $2,330.9 million at December 31, 2000.

         The net cash generated from operating activities totaled $1249.5 million in the first six months of 2001, compared to $875.6 million in the first six months of 2000. Capital expenditure payments totaled $1227.1 million in the first six months of 2001 compared to $1430.6 million in the same period of the previous year. Net cash used in investing activities decreased from $2315.0 million in the first six months of 2000 to $2093.6 million in the first six months of 2001, primarily due to a decrease in payment for tangible assets. Net operating cash flow (net cash from operating activities plus net cash used in investing activities) in the first six months of 2001 was negative $844.1 million in comparison with the negative amount of $1439.4 million of the first six months of 2000. The favorable variation was primarily a result of the increase in cash from operating activities (mainly due to a decrease in trade receivables only partially compensated by a decrease in trade payables) and of the decrease in capital expenditures. The operating cash flow (defined as net cash from operating activities plus payment for purchases of tangible assets and other investing activities) was marginally negative at $86.5 million during the first half of 2001. Net cash from financing activities was negative of $34.2 million in the first six months of 2001 compared to a positive $3.6 million in the first six months of 2000. The decrease was primarily due to lower proceeds from a decrease in short term facilities.

         At June 30, 2001, the aggregate amount of our long-term debt was approximately $2,687.1 million, and the aggregate amount of our short-term facilities was approximately $853.9 million, of which approximately $38.1 million of indebtedness was outstanding. At June 30, 2001, we had approximately $113.3 million of long-term indebtedness that will become due within one year, and we expect to fund such debt repayments from available cash.

          In May 2001, we issued a notice of redemption of all outstanding Liquid Yield Option (TM) Notes due 2008. As a result, virtually all of the LYONs due 2008 were converted into common shares.

         We expect to have significant capital requirements in the coming years, and we are expecting capital expenditure for 2001 to be approximately $1.5 billion. However, we will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additional capacity. In addition, we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds, available support from third parties (including state support), borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund our working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to us.

Impact of Recently Issued U.S.  Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". FAS133 is required to be adopted for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company has adopted the standards required by this statement in the first quarter of 2001. Management believes that adoption of FAS 133 has not had a material effect on the Company's financial position or results of operations.

Euro Conversion

         On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. We do not expect that the introduction and use of the euro will materially affect our foreign exchange activities, or our use of derivatives and other financial instruments, or will result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Backlog

           Due to the deterioration of the semiconductor industry recorded during the first half of 2001, our backlog at the end of June 2001 declined significantly in comparison to the end of December 2000. The current industry downturn has been marked by unprecedented poor visibility due to the low level of backlog and trend to order cancellations and order delays.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2001                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer